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                               July 9, 2020

       Samuel Morrow
       Chief Executive Officer
       Scully Royalty Ltd.
       Unit 803, Dina House
       Ruttonjee Centre, 11 Duddell Street
       Hong Kong SAR, China

                                                        Re: Scully Royalty Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2019
                                                            Filed May 11, 2020
                                                            File No. 001-04192

       Dear Mr. Morrow:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2019

       Disposition of Non-Core Subsidiaries, page 13

   1. We note your disclosure on pages 13, 20 and 21 briefly discussing the disposal of non-
                                                        core metals products
lines and subsidiaries and deconsolidation of certain other non-core subsidiaries resulting
in the recognition of gains totaling $2.2 million and $25.1 million during the fiscal years
2019 and 2018, respectively. Please revise future filings to provide a significantly
enhanced discussion for each sale, disposal, deconsolidation and acquisition, as
applicable. Disclosure in future filings should discuss the underlying reasons for each
individual sale, disposal or deconsolidation along with quantification of the gain or loss
attributable to each of these transactions and detail of the carrying value of assets and liabilities
sold for each sale or disposal. In addition, please ensure that your disclosures discuss how
these sales, disposals and deconsolidations are expected to impact financial performance
(i.e., revenues, cost and expense line items and net (loss) income)
 Samuel Morrow
FirstName   LastNameSamuel Morrow
Scully Royalty  Ltd.
Comapany
July 9, 2020NameScully Royalty Ltd.
July 9,2 2020 Page 2
Page
FirstName LastName
         and trends moving forward.
Business Segments, page 14

2. We note brief disclosures of proprietary investments made, investments in equity or debt instruments (secured and unsecured), investments in hydro-electric power plants, hydrocarbon production and processing assets, operation of a regulated specialty trade finance and regulated merchant banking business, and an interest in certain industrial real estate in Europe. These disclosures are overly broad and do not provide an investor with a clear understanding of your main revenue generating businesses. Please revise future filings to provide a more transparent description of each significant product or service performed that generates revenue with prominence given to those products or services relative to their contribution to your business. In preparing your disclosures, please address the principal geographical markets and customers served and provide a detailed understanding of the businesses and investments included in each segment. Refer to Item
         4.B of Form 20-F.
Results of Operations, page 18

3. We note your disclosure on page 19 that revenue for your Industrial Equity segment decreased primarily as a result of the disposition of metal product lines. We also note your disclosure that revenue for your Merkanti Holding segment increased primarily as a result of additional merchant banking activities. Please revise future filings to describe these fluctuations in revenue with a significantly enhanced discussion of the metal lines that were disposed of, the underlying reasons for the disposals, and the additional merchant banking activities that were provided. In addition, please revise future filings to
         remove terms such as    primarily    in favor of specific
quantifications and describe how the
         dispositions and additional merchant banking activities are expected to impact financial performance and trends going forward. Refer to Section III.D of SEC Interpretive Release
         33-6835.
Financial Statements
Notes to Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Revenue
Recognition, page 73

4. We note your existing disclosures describing your revenue recognition policy are broad and appear to provide disproportionate prominence to products relative to their contribution to your business. In this regard, we note your disclosure on pages 5 and 18 that approximately 89% of total fiscal year 2019 and 2018 revenue related to merchant banking products and services with the majority of revenue in fiscal year 2019 derived from the sale of products, which include metals, hydrocarbons, food products and other materials. Further, we note your disclosure on page 19 that your proportionate revenue by product from metal processing was 80% and 88% in fiscal year 2019 and 2018,
 Samuel Morrow
FirstName   LastNameSamuel Morrow
Scully Royalty  Ltd.
Comapany
July 9, 2020NameScully Royalty Ltd.
July 9,3 2020 Page 3
Page
FirstName LastName
         respectively. In future filings, please revise your disclosures to focus on the most significant revenue generating activities followed by a discussion of the less prominent activities in a context that clearly indicates the relative materiality of the revenue stream.
         In preparing your disclosures, please discuss the following:

                The specific products or services associated with these sales and metal processing;
                Identification of the customer(s);
                The specific transaction(s) that comprise the earnings process and at what stage revenue gets recorded; and
                Whether there are any material customers that comprise a substantial portion of revenue.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Interests in
Resource Properties and Reserve Estimates, page 81

5. We note that your disclosures surrounding your interests in resource properties on pages
         29, 70, 81 and 93-94 focus more on hydrocarbon properties despite the fact that your interests in resource properties is mainly comprised of an interest in an iron ore mine. In order to provide proportionate prominence to the relative contribution to your business, please revise future filings to provide an enhanced discussion of your interest in the iron ore mines and include the following:

                Describe the determination of cash-generating units ("CGUs") as it relates to your interest in iron ore mines, including an explanation as to what the CGUs represent;
                Discuss all of the CGU-specific facts and circumstances considered when you assess whether there is an indicator that an impairment of your interests in iron ore mines may exist (Refer to paragraphs 12-14 of IAS 36 for guidance);
                Describe, in detail, how you estimated the recoverable amounts associated with your interests in iron ore mines, specifically stating whether you estimated the fair value less costs to sell or the value in use or both, along with the material estimates and assumptions made (Refer to paragraphs 18-57 and 74-79 of IAS 36 for guidance);
              and
                For both of your interests in hydrocarbon properties and iron ore mines, to the extent that it is reasonably possible a future impairment charge could be recognized, discuss the facts and circumstances that could lead to future impairment charges. Please also discuss the facts and circumstances that could lead any future reversals of impairment charges previously recognized. To the extent material, please disclose the cumulative amount of impairment charges recognized as of the end of the most recently completed balance sheet that are subject to reversal.
6. We note your disclosure on pages 29 and 81 that the recoverable quantities of reserves and estimated cash flows from your hydrocarbon interests are independently evaluated by reserve engineers at least annually. Please revise future filings to specify, whether you obtain similar independent evaluations related to your interest in iron ore mines. If not,
 Samuel Morrow
Scully Royalty Ltd.
July 9, 2020
Page 4
         please explain the underlying reasons for obtaining them for hydrocarbon interests but not iron ore mines.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Ben Phippen, Staff
Accountant, at (202) 551-3697 with any questions.



FirstName LastNameSamuel Morrow                               Sincerely,
Comapany NameScully Royalty Ltd.
                                                              Division of
Corporation Finance
July 9, 2020 Page 4                                           Office of Finance
FirstName LastName